NORWEST FINANCIAL, INC.

            COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                               Exhibit (12)

                             Six
                            Months
                            Ended
                           June 30,
                             1999                   Years Ended December 31,
                                                     (Thousands of Dollars)

                                       1998       1997       1996      1995       1994
Net income                $131,427   $238,604   $269,450   $276,331  $267,941   $223,340

Add:

 Fixed charges:

 Interest including
 amortization of
 debt expense              250,608    485,784    401,736   372,859    359,079    259,605

 One-third of rentals*       6,798     13,406     12,107    10,748     10,317      9,747

 Total fixed charges       257,406    499,190    413,843   383,607    369,396    269,352

 Provision for
 income taxes               73,483    121,668    144,082   148,096    147,873    116,900

Total net earnings,
 fixed charges and
 income taxes -
 "Earnings"               $462,316   $859,462   $827,375  $808,034   $785,210   $609,592

Ratio of earnings
 to fixed charges             1.80       1.72      2.00       2.11       2.13       2.26


*One-third of rentals is deemed representative of the interest factor.